UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly-Held Company

CVM 19836

MATERIAL FACT

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with Instruction 44/2021 of August 23, 2021, issued by the Securities and Exchange Commission of Brazil (CVM), announces to its shareholders and the market in general that its subsidiaries Compass Gás e Energia S.A. (“Compass”) and Companhia de Gás de São Paulo – Comgás released on this date a Material Fact about the signing with the STATE OF SÃO PAULO (“Concession Grantor”), represented by the INFRASTRUCTURE AND ENVIROMENTAL DEPARTMENT OF THE SÃO PAULO STATE (“SIMA”), having as consenting intervening party the SANITATION AND ERNEGY REGULATORY AGENCY OF THE STATE OF SÃO PAULO - ARSESP, the 7th Amendment of the Concession Agreement for Public Services related to Natural Gas Distribution n° CSPE/01/99 of Comgás, extending the concession for the public services of natural gas distribution of Comgás until 2049.

This extension, as provided for on the original Concession Agreement signed in 1999, is fundamentally based on the Federal Constitution, ordinary laws and public interest.

The full content of the Material Fact published by Compass and Comgás is available on CVM and on the companies’ Investor Relations websites.

São Paulo, October 1st, 2021.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer